Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267509

PROSPECTUS SUPPLEMENT

(to prospectus dated May 24, 2023)

WESTROCK COFFEE COMPANY

19,144,120 Shares of Common Stock Issuable Upon Exercise of Warrants

94,177,736 Shares of Common Stock

This prospectus supplement supplements the prospectus dated May 24, 2023 (the “Prospectus”), which forms a part of Post-Effective Amendment No. 2 to the registration statement of Westrock Coffee Company, a Delaware corporation (“Westrock”, “us”, “our”, “we”), on Form S-1 (No. 333-267509) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2023 and declared effective by the SEC on May 31, 2023. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report filed on July 25, 2023 with the SEC (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement relates to the issuance by us of up to 19,144,120 shares of common stock, par value $0.01 per share (the “Common Shares”), of Westrock that are issuable by us upon the exercise of the outstanding warrants (the “Warrants”), which were previously registered, including Warrants that are listed on the Nasdaq Stock Market (such Warrants, the “Public Warrants”).

This prospectus supplement also relates to the potential offer and sale from time to time by the securityholders named in the Prospectus or certain transferees (as described in the Prospectus) (the “Holders”) of up to 94,177,736 Common Shares, consisting of (i) 19,025,784 Common Shares issued in the PIPE Financing (as defined herein), (ii) up to 7,400,000 Common Shares issuable upon exercise of the Warrants (the “Private Placement Warrants”) held by Riverview Sponsor Partners, LLC (“Riverview Sponsor”), (iii) 39,876,723 Common Shares held by our pre-Business Combination (as defined in the Prospectus) equityholders, (iv) 4,309,000 Common Shares held by entities affiliated with R. Brad Martin (excluding Common Shares issued in the PIPE Financing) and (v) up to 23,566,229 Common Shares issuable upon the conversion of the outstanding shares of Series A convertible preferred stock, par value $0.01 per share, of Westrock (the “Series A Preferred Shares”).

This prospectus supplement is not offering any Warrants or Series A Preferred Shares.

The Holders may offer, sell or distribute all or a portion of the securities registered on the Prospectus publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the Common Shares. We will receive proceeds from the exercise of the Warrants in cash. The exercise price of our Warrants is $11.50 per Common Share. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Shares. If the trading price for our Common Shares is less than $11.50 per share, we believe holders of our Warrants are unlikely to exercise their Warrants. Conversely, the Warrant holders are more likely to exercise their Warrants the higher the price of our Common Shares is above $11.50 per share. The closing price of our Common Shares on the Nasdaq Stock Market on July 24, 2023 was $10.84. The Warrants are exercisable on a cashless basis under certain circumstances specified in the amended and restated warrant agreement for the Warrants. To the extent that any Warrants are exercised on a cashless basis, the aggregate amount of cash we would receive from the exercise of the Warrants will decrease.

We will generally bear all costs, expenses and fees in connection with the registration of the securities being offered pursuant to the Prospectus (as amended or supplemented), including with regard to compliance with state securities or “blue sky” laws. The Holders will bear all commissions and discounts, if any, attributable to their sale of Common Shares. See the sections titled “Use of Proceeds” and “Plan of Distribution” in the Prospectus. The Common Shares and Public Warrants are listed on the Nasdaq Stock Market under the symbols “WEST” and “WESTW,” respectively. On July 24, 2023, the closing price of our Common Shares on the Nasdaq Stock Market was $10.84 per share and the closing price of our Public Warrants on the Nasdaq Stock Market was $3.03 per warrant. The Common Shares being offered by the Holders were or will be purchased by the Holders at the following prices: (i) $10.00 per share for the 19,025,784 Common Shares issued in the PIPE Financing; (ii) $11.50 per share (i.e., the exercise price of the Warrants) for the 7,400,000 Common Shares issuable upon exercise of the Warrants held by Riverview Sponsor; (iii) effective prices ranging from $1.71 – $10.00 per share for 39,091,021 Common Shares held by our pre-Business Combination equityholders (excluding 785,702 of the 39,876,723 Common Shares held by our pre-Business Combination equityholders being offered pursuant to the Prospectus (as amended or supplemented), which were obtained from the exercise or vesting of employee equity awards that were granted as compensation for services rendered, rather than purchased by the holders thereof), (iv) an effective average price of $0.004 per share for the 4,309,000 Common Shares held by entities affiliated with R. Brad Martin (excluding Common Shares issued in the PIPE Financing), and (v) $11.50 per share (i.e. the current conversion price for the Series A Preferred Shares) for the 23,566,229 Common Shares issuable upon conversion of the outstanding Series A Preferred Shares held by our pre-Business Combination equityholders. The 23,566,229 Series A Preferred Shares held by our pre-Business Combination equityholders were purchased at effective average prices ranging from $9.21 – $10.88 per share. The sale or the possibility of sale of the Common Shares being offered pursuant to the Prospectus (as amended or supplemented) may negatively impact the market price of the Common Shares and Public Warrants.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings or any amendment or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 25, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 25, 2023 (July 24, 2023)

Westrock Coffee Company

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41485	80-0977200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4009 N. Rodney Parham Rd.

3rd Floor

Little Rock, AR 72212

(Address of Principal Executive Offices, and
Zip Code)

(501) 320-4880

Registrant’s Telephone Number, Including
Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of common stock, par value $0.01 per share	WEST	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock, par value $0.01 per share	WESTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02.	Unregistered Sales of Equity Securities.

As previously announced, (i) Westrock Coffee Company, a Delaware corporation (the “Company”), has entered into subscription agreements with each of HF Direct Investments Pool, LLC, an affiliate of the Herbert Hunt family, and the Arkansas Teacher Retirement System, pursuant to which Westrock has agreed to issue and sell an aggregate of 10 million shares of common stock, par value $0.01 per share (the “Common Shares”), of the Company at a purchase price per share of $10.00, subject to customary closing conditions (the “Investments”) and (ii) the Investments are subject to the potential exercise of preemptive rights (the “BBH Preemptive Rights”) by affiliates of Brown Brothers Harriman & Co. (the “BBH Stockholders”) to subscribe up to their pro-rata ownership of the capital stock of the Company (generally on a fully diluted basis), under the terms of that certain Investor Rights Agreement, dated April 4, 2022 (the “Investor Rights Agreement”), by and among the Company, the BBH Stockholders, and the other parties thereto.

On July 24, 2023, the BBH Stockholders exercised the BBH Preemptive Rights by each entering into a separate subscription agreement per BBH Stockholder with the Company to subscribe for an aggregate of approximately 1.88 million Common Shares at a purchase price per share of $10.00 for aggregate gross proceeds to the Company of approximately $18.8 million (such transaction, the “BBH Investment”). The BBH Investment is subject to customary closing conditions.

The issuance of the Common Shares in the BBH Investment is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption provided by Rule 506(b) of Regulation D promulgated under the Securities Act.

The foregoing description of the BBH Preemptive Rights is not complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement and the amended and restated Investor Rights Agreement, which are included in this current report as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit
4.1	Investor Rights Agreement, dated as of April 4, 2022, by and among Westrock Coffee Company, Westrock Group, LLC, The Stephens Group, LLC, Sowell Westrock, L.P., BBH Capital Partners V, L.P., BBH Capital Partners V-A, L.P., BBH CPV WCC Co-Investment LLC and Riverview Sponsor Partners, LLC (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-4 (File No. 333-264464), initially filed on April 25, 2022 by Westrock Coffee Company)
4.2	Amended and Restated Investor Rights Agreement, dated as of June 29, 2023, by and among Westrock Coffee Company, Westrock Group, LLC, BBH Capital Partners V, L.P., BBH Capital Partners V-A, L.P., BBH CPV WCC Co-Investment LLC, Riverview Sponsor Partners, LLC and HF Direct Investments Pool, LLC (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed on June 29, 2023 by Westrock Coffee Company)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTROCK COFFEE COMPANY

By:	/s/ Robert P. McKinney
	Name:	Robert P. McKinney
	Title:	Chief Legal Officer

Dated: July 25, 2023